Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 14, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mural Oncology Limited

Draft Registration Statement on Form 10

Ladies and Gentlemen:

On behalf of Mural Oncology Limited (the “Company”), we are confidentially submitting a draft Registration Statement on Form 10 to the staff of the Securities and Exchange Commission for confidential nonpublic review. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 3(a)(80) of the Securities Exchange Act of 1934, as amended. In addition, the Company confirms that it will publicly file its Registration Statement on Form 10 and all nonpublic draft submissions at least 15 days prior to the anticipated effective date of such registration statement.

If you have any questions regarding this filing, please call me at (617) 570-1393.

Best regards,

/s/ Robert E. Puopolo
Robert E. Puopolo
Goodwin Procter LLP